Exhibit (a)(1)(J)

Omnicare, Inc. • 100 East RiverCenter Boulevard • Covington, Kentucky 41011 • 859/392-3300 • 859/392-3360 Fax

Omnicare                                                                          news release

FOR IMMEDIATE RELEASE

OMNICARE COMMENTS ON NEIGHBORCARE’S STATEMENTS REGARDING

$30 PER SHARE CASH TENDER OFFER

COVINGTON, Ky., June 14, 2004—Omnicare, Inc. (NYSE: OCR) today issued the following statement in response to the NeighborCare, Inc. (NASDAQ: NCRX) Board’s recommendation regarding Omnicare’s cash tender offer to acquire all of NeighborCare’s outstanding common stock for $30.00 per share.

Omnicare stated, “It is inconceivable that NeighborCare’s Board refuses to even discuss a potential transaction with us, especially since we have said that we are willing to meet with NeighborCare to discuss all aspects of our offer with them. It is clear that the combination of Omnicare and NeighborCare is an extraordinary opportunity for NeighborCare shareholders and other constituents. This is especially true when you consider the market risk and execution risk inherent in any NeighborCare management long-term plan for stand-alone value creation. NeighborCare requires extremely aggressive assumptions in order to generate shareholder value comparable to the $30 per share in cash that Omnicare is offering today.”

Omnicare’s offer has fully committed financing and represents a 70% premium over NeighborCare’s closing stock price on May 21, the last day of trading before the offer was made public on May 24, as well as a 40% premium over the 30-day trading average prior to the announcement of the offer. It is also a 30% premium to Wall Street’s median price target for NeighborCare’s stock over the next 12 months and $4.00 more than NeighborCare’s previous all-time high.

Omnicare urges NeighborCare shareholders to send a message to their Board and management that they want to receive maximum value now for their NeighborCare investment, and that the Board should sit down with Omnicare because a combination of the two companies is just too compelling to ignore.

As previously announced on June 4, 2004, Omnicare’s tender offer is scheduled to expire at 5:00 p.m., New York City time, July 7, 2004, unless extended.

Dewey Ballantine LLP is acting as legal counsel to Omnicare and Lehman Brothers and Lazard are acting as financial advisors. Innisfree M&A Incorporated is acting as information agent for Omnicare’s offer.

About Omnicare, Inc.

Omnicare, Inc. (NYSE:OCR), a Fortune 500 company based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. Omnicare serves residents in long-term care facilities comprising approximately 1,050,000 beds in 47 states and the District of Columbia, making it the nation’s largest provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 29 countries worldwide.

Forward-Looking Statements

This press release contains certain statements which are “forward-looking” statements under the federal securities laws and involve risks and uncertainties relating to the occurrence of future events. These statements include, but are not limited to, the impact of the NeighborCare acquisition on Omnicare’s earnings in 2004 and beyond; Omnicare’s ability to build upon its existing operations; geographic expansion opportunities; Omnicare’s ability to leverage services and capabilities among its national network of institutional pharmacies; Omnicare’s ability to successfully integrate this acquisition and achieve synergies; and Omnicare’s strategy in the institutional pharmacy business. Certain factors that could cause actual events not to occur as expressed in the forward-looking statements include, but are not limited to, the inability to integrate the NeighborCare acquisition as anticipated; the inability to realize expected revenues, earnings, synergies and other benefits from the NeighborCare acquisition; the performance of Omnicare’s institutional pharmacy business; business conditions in the institutional pharmacy industry generally; the inability to expand geographically as anticipated; the inability to leverage services and capabilities among Omnicare’s network of institutional pharmacies as anticipated; the effectiveness of Omnicare’s strategy in the institutional pharmacy business; and the ability of the NeighborCare acquisition to strengthen relationships with pharmaceutical and biotechnology companies. Omnicare assumes no obligation to update the forward-looking information. Other risks and uncertainties concerning Omnicare’s performance are set forth in reports and documents filed by Omnicare with the Securities and Exchange Commission from time to time. Please use caution in placing reliance on forward-looking statements.

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer materials of Omnicare because they contain important information. The tender offer materials have been filed by Omnicare with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these materials and other relevant documents on the SEC’s web site at: http://www.sec.gov. The tender offer materials and related documents may also be obtained for free by directing such requests to Omnicare at (859) 392-3331.

Contacts:

Cheryl Hodges	Joele Frank / Steve Silva
Omnicare	Joele Frank, Wilkinson Brimmer Katcher
(859) 392-3331	(212) 355-4449

If you have any questions, or need assistance in tendering your shares,

please contact the Information Agent:

INNISFREE M&A INCORPORATED

Shareholders Call Toll-Free: (877) 825-8964

Banks & Brokers Call Collect: (212) 750-5833

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